iTrackr Systems, Inc.
1507 Presidential Way
North Miami Beach FL 33179
(561) 962-4111

April 30, 2010

VIA EDGAR

Stephanie Bouvet
Securities and Exchange Commission
Mailbox: 4561
100 F Street, N.E.
Washington, D.C. 20549

Re: ITrackr Systems, Inc. /Registration Statement on Form S-1 (File No. 333-166275)

Dear Ms. Bouvet:

Reference is made to the registration statement on Form S-1 (File No. 333-166275) filed with the Securities and Exchange Commission by iTrackr Systems, Inc. (the “Company”) on 333-166275, 2010 (the “Registration Statement”). Pursuant to Rule 473 (c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as  the Commission acting pursuant to said section 8(a), may determine.”

If you have questions or require additional information, please do not hesitate to contact John Rizzo of the Company at (561) 213-4458.

Sincerely,

iTrackr Systems, Inc.

By: /s/     John Rizzo
John Rizzo
Chief Executive Officer,
President and Chairman of the Board of Directors